December 22, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Joel Parker
Senior Assistant Chief Accountant

Re:	Fairmount Santrol Holdings Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 15, 2016
Form 10-Q for Fiscal Quarter Ended September 30, 2016
Filed November 3, 2016
Response dated November 2, 2016
File No. 001-36670

Dear Mr. Parker:

We are filing this letter in response to comments received from the Staff of the Securities and Exchange Commission (the “Commission”) by letter dated December 2, 2016 with respect to the above-referenced filings of Fairmount Santrol Holdings Inc. (the “Company”). The numbering of the paragraphs below corresponds to the numbering of your letter, the text of which we have incorporated into this response letter for convenience.

Form 10-K for Fiscal Year Ended December 31, 2015

Notes to Consolidated Financial Statements

9. Goodwill and Other Intangible Assets, page 91

1.	Your response to comment 2 states that the Propel SSP technology represented a completed asset ready for use by the Company at the acquisition, that there continues to be a number of economic hurdles to overcome before successful commercialization is achieved and that you do not have the ability to forecast a useful life of the technology. Please tell us the following:

•	Why you have not made a best estimate of the assets useful life. Refer to ASC 350-30-35-36.

•	Why you did not straight-line the amortization of the intangible asset beginning on the date of acquisition. Refer to ASC 350-30-35-36.

8834 Mayfield Road, Chesterland, Ohio 44026 Phone: 800.255.7263 Fax: 440..729.0265 www.fairmountminerals.com

•	How you considered your inability to forecast a useful of the asset, the economic hurdles and challenging market conditions described in your response and that you have yet to successfully commercialize the technology which you acquired in April 2013 in evaluating the recoverability of the asset.

Response:

The Company acknowledges the guidance in ASC 350-30-35-6 regarding use of best estimates for a useful life of a finite lived acquired intangible asset. The Company has considered the potential ranges of useful lives and believes a 20 year useful life is appropriate. The Company’s determination of the 20 year useful life of the intangible asset is based upon the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the Company.1 As further discussed below, the Company believes the period over which the intangible asset is expected to contribute directly or indirectly to the future cash flows begins when the commercialization of the products using the technology has begun.

The Company believes that the proper period to begin the amortization is January 1, 2017, which is the first period products using the SSP technology will be sold in a full commercial protocol. Under ASC 350-30-35-2, the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity. The Company believes that this period begins when the asset is commercialized, not at the date of acquisition. The Company previously disclosed its intention to begin amortization in the Goodwill and Intangible Footnote 9 in the Company’s Form 10-K for fiscal years ended December 31, 2014 and 2015, stating that “[t]he acquired technology from the SSP acquisition will be amortized ratably over its estimated useful life once product using the technology is fully commercialized.”

The Company considers the challenging market conditions following the 2013 date of acquisition as a cause that delayed commercialization of products using the Company’s Propel SSP technology. The energy market downturn began in 2014 and has continued through 2016. For example, the North American rig count, a key determinate in customer activity, dropped from 1,994 rigs on April 26, 2013 (the week before the acquisition) to 781 rigs on December, 31,

1  Other factors in determining a useful life ASC 350-30-35 include:

a. The expected use of the asset by the entity.

b. The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate.

c. Any legal, regulatory, or contractual provisions that may limit the useful life.

d. The entity’s own historical experience in renewing or extending similar arrangements, consistent with the intended use of the asset by the entity, regardless of whether those arrangements have explicit renewal or extension provisions. In the absence of that experience, the entity shall consider the assumptions that market participants would use about renewal or extension consistent with the highest and best use of the asset by market participants, adjusted for entity-specific factors in this paragraph.

e. The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels).

f. The level of maintenance expenditures required to obtain the expected future cash flows from the asset.

8834 Mayfield Road, Chesterland, Ohio 44026 Phone: 800.255.7263 Fax: 440..729.0265 www.fairmountminerals.com

2015.2 The benchmark WTI crude oil spot price dropped from $93.22/barrel on April 30, 2013, to $53.43/barrel by December 31, 2014, and further to $37.13/barrel on December 31, 2015. 3 As a result, customers were cutting their costs as much as possible in 2015 and 2016 by using lower cost raw sand for fracking, and sacrificing well productivity, versus adopting the Company’s higher cost products using Propel SSP technology. This drop in oil prices and customer drilling activity made it economically infeasible to sell Propel SSP products in a full commercial protocol during these periods following the acquisition. Rather, during that time, the Company’s customers were evaluating Propel SSP products in the trial well protocol described below.

The Company also considers the distinction between trial well and commercial utilization as an important factor in understanding why the Company believes the asset was not yet contributing to future cash flows, and consequently it should not have begun amortization of the intangible asset. According to the terms of our trial well arrangements, the Company works with the customer to arrive at a price at which the customer will forego traditional materials and instead use the Propel SSP product on a trial basis. In exchange, the customer is required to provide technical data about the performance of the Propel SSP product, including data about similar wells in the same formation fractured with conventional proppants for comparison purposes. The customer can only utilize the Propel SSP product for a limited number of trial wells. Although the Propel SSP technology was proven from a technical standpoint at the time it was acquired, the Company believes obtaining this trial well information has been essential to demonstrating its superior performance in a commercial setting.

Notably, in the fourth quarter of 2016, the Company began to enter into commercial contracts (for sales beginning on January 1, 2017) for Propel SSP based proppants. The Company has determined that this is the point the technology can be considered commercialized for several reasons. The contract is with a repeat customer and features take-or-pay volume commitments that are significantly higher than the volume commitments under previous trial well arrangements. Product pricing is different and generally higher than the prices charged for trial users of the product, and is determined based on the Company’s view of a current market price considering the market terms and conditions, not on the breakeven economics of the customer. There are no requirements for this customer to share further data with the Company, and there is no limit on the number of wells in which the product can be used. As a result of (i) the fracking and oil markets showing signs of recovery4; (ii) numerous testing results that demonstrate operational efficiencies and productivity gains by the use of Propel SSP product technology and (iii) the Company’s first commercial contract for Propel SSP based proppants, the Company intends to begin the amortization of the Propel SSP intangible asset beginning the first quarter of 2017.

The Company’s determination of the 20 year useful life of the intangible asset is based upon the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the Company. Technology adoption in oilfield services, and proppant use in particular,

2 North American Rotary Rig Count (Feb 2011 – Current), BakerHughes.com website, accessed December 20, 2016.

3 US Energy Information Administration website, accessed December 20, 2016.

4 WTI spot pricing closed at $53.55 as of the date of this letter, and North American total rig count has increased to 871 as of December 16, 2016.

8834 Mayfield Road, Chesterland, Ohio 44026 Phone: 800.255.7263 Fax: 440..729.0265 www.fairmountminerals.com is relatively modest compared to other technology fields. Sand based proppants, and the related transport systems using slickwater design or other chemicals for more efficient proppant transport, have been used since hydraulic fracturing was first exploited commercially in the late 1940s.5 Adoption of a replacement proppant transport method such as Propel SSP requires operators to see the results in many wells, over a period of time, and in different geologies. It also requires a strong economic benefit in the form of increased production, reduced costs, or more drilling efficiency, as has been demonstrated with the Company’s Propel SSP technology. Once these benefits become accepted, the Company believes the technology will enjoy a relatively long useful life, as any alternative technology will have to go through a lengthy process to demonstrate to potential customers commercial viability similar to what has happened with Propel SSP technology. The Company also obtained patent protection for its Propel SSP technology in the first quarter of 2016. While the patents were applied for in 2012, they were not granted until this year6. A patent has a 20 year life from date of filing, and the Company is engaging in an aggressive patent protection program for the SSP patented technology, which is also a contributing factor in indicting a useful life and the reason why we believe 20 years from commercialization is appropriate7. While the Company acknowledges there may be competing technologies entering the market, as well as possible changes in the regulatory environment in the fracking industry, there are no competing technologies currently known to the Company that would make this technology obsolete, or other contractual or legal restrictions otherwise limiting the useful life of the technology.

As required by ASC 350, the Company evaluated the fair value of the Propel SSP technology in assessing the recoverability of the asset in the periods following the acquisition. The challenging market conditions slowing the commercialization of the technology played a factor into evaluating the value of the asset, particularly in years immediately after the acquisition, but, throughout these downturns, the Company continued to project a long term benefit over the useful life of the asset. The future expected benefits also were based in part on an expected recovery in the fracking and oil markets, which yielded increased expected cash flows in later periods. The Company evaluated on a quarterly basis if there were events or changes in circumstances that would trigger an evaluation of whether the carrying amount of the asset may not be recoverable. When such a triggering event occurred, such as a revision downwards of the expected future cash flows due to the prolonged oil and gas price slump, the Company prepared projections of the value of undiscounted future cash flows to compare to carrying cost of the asset. In the period ended December 31, 2015, these projections showed that the Company’s investment would be recovered in less than five years from the commencement of commercialization. Taking into account all of these factors, the value of the undiscounted future cash flows from the Propel SSP technology exceeded the carrying cost of the intangible asset in all periods to date.

Form 10-Q for the Quarter Ended September 30, 2016 Condensed Consolidated Statements of Income (Loss), page 3

5 Halliburton is credited with the first commercial hydraulic fracturing use in 1949. See Montgomery, Carl T.; Smith, Michael B. (December 2010). “Hydraulic fracturing. History of an enduring technology”, JPT Online. Society of Petroleum Engineers.

6 US patent application number PCT/US2012/053134, filed August 30, 2012.

7 US patents now expire 20 years from the date of application.

8834 Mayfield Road, Chesterland, Ohio 44026 Phone: 800.255.7263 Fax: 440..729.0265 www.fairmountminerals.com

2.	You present gross margin measures that exclude depreciation, depletion, amortization, and stock compensation expense. Please tell us how your presentation complies with the guidance in SAB Topic 11.B or provide revised disclosure to be included in future filings which removes the gross margin subtotal.

Response:

The Company acknowledges the guidance in SAB Topic 11.B for presenting Cost of Goods Sold when excluding depreciation, depletion, and amortization and proposes to present its Condensed Consolidated Statements of Income (Loss) in future periods without the gross margin subtotal as shown below:

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015
	(in thousands, except per share		(in thousands, except per share
	amounts)		amounts)
Revenues	$134,775	$170,950	$394,482	$693,763
Cost of goods sold (excluding depreciation, depletion, amortization, and stock compensation expense shown separately)	114,873	131,679	347,466	499,357
Selling, general and administrative expenses	15,443	18,314	53,194	61,538
Depreciation, depletion and amortization expense	17,759	15,260	54,401	47,759
Stock compensation expense	1,799	2,679	7,366	7,180
Asset impairments	—	4,169	90,654	10,644
Restructuring charges	—	284	1,155	8,957
Other operating expense (income)	9,362	(878)	9,266	(278)

Income (loss) from operations	(44,363)	(39,828)	(216,036)	(135,800)

Interest expense, net	16,175	15,963	50,043	46,165
Other non-operating expense (income)	—	1,492	(5)	1,492

Income (loss) before provision for income taxes	(60,538)	(57,283)	(266,074)	(183,457)

Provision (benefit) for income taxes	(20,013)	28,117	(98,786)	12,057

Net loss	(40,525)	(85,400)	(167,288)	(195,514)
Less: Net income attributable to the non-controlling	2	71	15	196

Net loss attributable to Fairmount Santrol Holdings Inc.	$(40,527)	(85,471)	$(167,303)	$(195,710)

8834 Mayfield Road, Chesterland, Ohio 44026 Phone: 800.255.7263 Fax: 440..729.0265 www.fairmountminerals.com

In connection with the Staff’s comment letter and our responses, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to comments from Commission staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with this filing. If you have any questions or comments, please call me at your convenience at (440) 214-3243.

Very truly yours,

FAIRMOUNT SANTROL HOLDINGS INC.

By: /s/ Michael F. Biehl

Michael F. Biehl
Executive Vice President & Chief Financial Officer
Fax: 440-729-0265
Email: michael.biehl@fairmountsantrol.com

cc:	Suying Li, SEC Division of Corporation Finance
Peter M. Kelley, PricewaterhouseCoopers
Arthur C. Hall III, Calfee, Halter & Griswold LLP

8834 Mayfield Road, Chesterland, Ohio 44026 Phone: 800.255.7263 Fax: 440..729.0265 www.fairmountminerals.com